

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via E-mail
Mr. William Wright
President and Chief Financial Officer
AquaLiv Technologies, Inc., f/k/a: Infrared Systems International
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

> **RE:** **AquaLiv Technologies, Inc., f/k/a: Infrared Systems International**
> **Item 4.02 Form 8-K dated December 1, 2011**
> **Filed December 6, 2011**
> **Amendment No. 1 to Item 4.02 Form 8-K dated December 1, 2011**
> **Filed December 13, 2011**
> **File No. 333-147367**

Dear Mr. Wright:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief